Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

RECD S.E.C.
APR 2 2 2004
1086

SUPPL

Investor Upda

04024576

Wednesday, April 07, 2004 7:32 AM

Roche has called outstanding Liquid Yield Option Notes due 2012 ("LYONs III")

Roche announced today that on 5 April it has called its outstanding Liquid Yield Option Notes due 2012 ("LYONs III"). Following expiry of the notice period on 6 May 2004, investors will receive USD 605.29 per USD 1,000 nominal amount. LYON III has a redemption value of approx. USD 1.82 billion and effective interest rate for Roche of around 7%. The redemption will further reduce Roche's outstanding debt and decrease interest expenses going forward.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

dw 4/28

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

Basel, 13 April 2004

MabThera: Primary endpoints of phase III trial met two years early due to superior efficacy benefits in relapsed indolent non-Hodgkin's lymphoma

Roche, Genentech, and Biogen Idec have been informed that a phase III study[1] evaluating the use of MabThera (rituximab) in patients with relapsed indolent non-Hodgkin's lymphoma (NHL) has met its primary endpoints two years earlier than expected.

In the two-part trial, patients were randomly assigned to receive MabThera plus chemotherapy or chemotherapy alone as initial treatment, and responding patients were then randomly assigned to receive MabThera for two years as maintenance therapy, or no further treatment. A pre-planned interim analysis showed that MabThera was the best therapeutic option in both parts of the trial: MabThera plus chemotherapy was significantly more effective than chemotherapy alone as initial treatment, and patients subsequently treated with MabThera maintenance for two years had significantly better progression-free survival than those who received no further treatment.

"More than half of patients with relapsed indolent NHL are currently treated with chemotherapy alone. This large trial confirms that MabThera should be the standard of care for patients with relapsed indolent NHL" said William M. Burns, Head of Roche's Pharmaceuticals Division. "Moreover, this is the third study in indolent NHL to confirm the benefits of MabThera maintenance treatment. Due to these impressive results more patients will now benefit from MabThera for a longer time."

The Independent Data Monitoring Committee (IDMC) concluded that the trial met its primary endpoints (response rate and progression-free survival) earlier than planned. The IDMC recommended changing the objective of the trial to answer the question of whether MabThera

[1] European Organization for Research and Treatment of Cancer (EORTC) 20981

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

maintenance therapy is beneficial for patients receiving MabThera plus chemotherapy as initial treatment. The trial in its original design was not powered to answer this question. Therefore, the trial protocol will be amended so that all patients receive MabThera plus chemotherapy as initial treatment, and responding patients then be randomly assigned to receive MabThera as maintenance therapy for two years, or no further treatment.

Non-Hodgkin's lymphoma affects 1.5 million people worldwide. Indolent NHL, representing about 45% of NHL patients, is a slow developing but serious cancer of the lymphatic system. NHL is one of the fastest growing cancers and has grown in incidence by 80% since the early 1970s.[i]

About the study

The international cooperative group phase III trial was conducted in 18 countries[ii] and recruited patients with relapsed indolent NHL. Patients were randomised to receive either six cycles of MabThera in combination with cyclophosphamide, doxorubicin, vincristine, and prednisone (CHOP) chemotherapy, or CHOP chemotherapy alone. Patients who responded to initial treatment were then randomised to prolonged MabThera treatment (maintenance therapy) or no further treatment. MabThera maintenance therapy consisted of one dose of MabThera every three months for two years. In this study, the primary endpoints were response rates and progression-free survival for the initial treatment and maintenance parts of the study, respectively. Progression-free survival was evaluated as the time from randomisation to disease progression or death.

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defences to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

MabThera is indicated as a single-agent treatment for relapsed or refractory indolent NHL, and received European approval in March 2002 for the treatment of aggressive NHL in combination with CHOP chemotherapy. MabThera is known as Rituxan in the United States, Japan and Canada. More than 370,000 patients have been treated with MabThera worldwide to date.

Genentech and Biogen Idec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

Roche in Oncology

Within the last five years the Roche Group has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit: Herceptin, MabThera, Xeloda and Avastin, which has been launched in the US recently, treat a range of malignancies such as breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). Roche's cancer medicines generated sales of more than 6 billion Swiss francs in 2003.

Roche is developing new tests which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Sixteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes 12 biotechnology products in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare.

Notes to editors:

[i] World Health Report 2000, World Health Organization, www.who.int.

[ii] Countries that participated in the study: Canada, Australia, The Netherlands, The UK, Norway, Slovenia, Slovakia, Belgium, Hungary, South Africa, Sweden, New Zealand, Denmark, Egypt, France, Switzerland, Italy, Poland.

Further Information:

- The Lymphoma Coalition: www.lymphomacoalition.org
- Cancer- uncontrolled cell proliferation: www.health-kiosk.ch
- World Health Organization: www.who.int

Roche

Investor Update

Wednesday, April 14, 2004

Fuzeon to be widely available through specialty and retail pharmacies in the United States
Ample supply enables expanded distribution

Roche and Trimeris (Nasdaq: TRMS) today announced that Fuzeon (enfuvirtide), the first and only fusion inhibitor available for the treatment of HIV, will now be available through retail and specialty pharmacies across the United States beginning on April 26. This development will afford enhanced and simplified access to Fuzeon for patients and their healthcare providers.

To ensure that patients would have an uninterrupted supply at the time of its launch, Fuzeon was previously available only through a Progressive Distribution Program utilizing Chronimed Inc. Because the objectives of the program have been met, full distribution to retail and specialty pharmacies is now possible. Physicians can write prescriptions for Fuzeon from their own prescription pads and patients can get their Fuzeon from the pharmacy of their choice, including Chronimed. Reimbursement processing is now being handled through dispensing pharmacies, with additional support from the Roche ASSIST Program, which provides reimbursement support to physicians and patients.

"Fuzeon is an important HIV therapeutic that has made significant difference in the lives of many treatment-experienced patients. Today's action will simplify the Fuzeon prescribing process, and improve convenience for patients, who will be able to fill Fuzeon prescriptions in the manner they choose," said Gary Zieziula, Vice President, United States Specialty Care, Roche. "In addition, we are pleased that private insurers and public programs continue to recognize the importance of providing access to Fuzeon for treatment-experienced HIV patients."

Reimbursement for Fuzeon

Roche and Trimeris also announced progress in securing reimbursement by private insurers and public programs, including state AIDS Drug Assistance Programs (ADAPs) and Medicaid. Almost all private insurers throughout the United States are covering Fuzeon. Significant progress has also been made in coverage of Fuzeon by public payors, with all state and territorial Medicaid programs, and 37 ADAPs, providing coverage for Fuzeon.

"Though ours is one of many state AIDS Drug Assistance Programs across the United States that has faced a severe funding shortfall for several years, our goal is to provide access to the broad range of anti-HIV drugs to patients who depend on the program to maintain their health. We determined that treatment-experienced HIV patients in Florida should be provided access to Fuzeon," said David Poole, Director, HIV/AIDS care programs in Florida.

Roche in HIV

Roche is at the forefront of efforts to combat HIV infection and AIDS, committed for 15 years to groundbreaking research and development of new drugs and diagnostic technology. The objective is to provide tailored treatment solutions and an improved standard of care worldwide for those people living with HIV.

Roche and Trimeris are working together to discover, develop and commercialize the next generation of HIV fusion inhibitors.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Trimeris, Inc.
Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapeutic agents for the treatment of viral disease. The core technology platform of fusion inhibition is based on blocking viral entry into host cells. Fuzeon (R), approved in the United States, Canada and European Union, is the first in a new class of anti-HIV drugs called fusion inhibitors. Trimeris is developing Fuzeon and future generations of peptide fusion inhibitors in collaboration with F. Hoffmann-La Roche Ltd. For more information about Trimeris, please visit the Company's website at http://www.trimeris.com.

Roche IR contacts:
Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14